UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                   SCHEDULE TO
                                (AMENDMENT NO. 3)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                   of the Securities and Exchange Act of 1934

                         EBANK FINANCIAL SERVICES, INC.
                       (Name of Subject Company (Issuer))

                         EBANK FINANCIAL SERVICES, INC.
                       (Names of Filing Person (Offeror))

  8% Series A Cumulative Convertible Preferred Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                                      N/A
                                    --------
                      (CUSIP Number of Class of Securities)

          Warrants to purchase Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                                      N/A
                                    --------
                      (CUSIP Number of Class of Securities)

                                  James L. Box
                             Chief Executive Officer
                         EBANK FINANCIAL SERVICES, INC.
                        2410 Paces Ferry Road, Suite 190
                             Atlanta, Georgia 30339
                                 (770) 863-9225
                                   ___________
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:
                             Steven R. Barrett, Esq.
                     Shumacker Witt Gaither & Whitaker, P.C.
                           1100 SunTrust Bank Building
                        Chattanooga, Tennessee 37402-4856
                                 (423) 425-7138

                            Calculation of Filing Fee
Transaction Valuation*                                   Amount of Filing Fee**
---------------------                                    --------------------
$6,025,000                                               $487.42

* Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount (a) assumes that all 2,410,000 shares of Series A 8% Cumulative Convertible Preferred Stock sought in the Exchange Offer as of May 15, 2003 will be exchanged, and (b) is based upon the issue price and stated value of $2.50 per share of Series A Preferred.

** Previously Paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                    Filing Party: N/A
Form or Registration No.: N/A                    Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     [x] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 15, 2003, as amended by Amendment No. 1 thereto filed on June 13, 2003 and Amendment No. 2 thereto filed on June 30, 2003. This Tender Offer Statement, as amended, relates to the Registrant's offer to exchange any and all of its issued and outstanding 8% Series A Convertible Preferred Stock, $0.01 par value ("Series A Preferred"), together with the warrants to purchase shares of its Common Stock issued in connection with the issuance of the Series A Preferred (the "Original Warrants"), for shares of its Common Stock, $0.01 par value ("Common Stock") and new warrants to purchase shares of its Common Stock with a lower exercise price of $1.75 per share. Other capitalized terms used herein have the meanings set forth in the original Tender Offer Statement and accompanying exhibits.

The Exchange Offer expired at 5:00 p.m., Atlanta, Georgia time, on Thursday, June 26, 2003 (the "Expiration Date"). As of the Expiration Date, only 370,000 shares of Series A Preferred, or 15% of such shares issued and outstanding, and Original Warrants exercisable for 185,000 underlying shares of Common Stock, or 15% of the outstanding Original Warrants, had been validly tendered for exchange and not withdrawn.

Pursuant to the terms of the Exchange Offer, the Registrant had the right to reject all tendered Series A Preferred shares and Original Warrants if, among other things, any change should occur in the Registrant's "business, condition (financial or other), assets, income, operations, prospects or stock ownership" that, in the Registrant's reasonable judgement, might materially impair the
benefits expected from the Exchange Offer.   As stated in the Offering
Memorandum, the purpose of the Exchange Offer was to significantly reduce or eliminate the fixed dividend burden imposed by the shares of Series A Preferred, with the objective of improving the Registrant's earnings per share of Common Stock, simplifying its capital structure and enhancing its ability to raise
additional capital through future offerings.   Additionally, following the
planned filing of a resale registration statement, the additional Common Stock to be issued pursuant to the Exchange Offer was expected to improve the liquidity of trading in the Registrant's Common Stock in the over-the-counter market, thus benefiting all of the Registrant's stockholders and potentially enhancing its ability to raise additional capital.

On the Expiration Date, the number of shares of Series A Preferred and Original Warrants tendered and not withdrawn represented fewer than half of the original quantity of such securities that had been properly tendered and not withdrawn on the originally scheduled expiration date, prior to the Registrant's extension of the Expiration Date from June 13, 2003 to June 26, 2003. Although the Exchange Offer was not conditioned upon any minimum number of securities being tendered, the Registrant's Board of Directors concluded that the ability of both the Registrant and the tendering security holders to realize the benefits the Board had expected as a result of the Exchange Offer would be substantially impaired if the tendered shares were accepted. The Board reached this conclusion due to the fact that, in light of the very low percentage tendered, the ongoing preferred dividend burden could be expected to continue to have a significant negative effect on market valuations for the Registrant's Common Stock. Thus, it seemed quite likely that the ability of both the Registrant and the tendering security holders to realize the benefits the Board had expected as a result of the Exchange Offer would be substantially impaired.

Accordingly, in reliance upon the condition cited above which allowed it to do so in the event that it reasonably anticipated such impairment, the Registrant elected not to accept any of the shares of Series A Preferred and Original Warrants tendered in the Exchange Offer. The Registrant's Board of Directors determined that such action was in the best interests of the Registrant and its shareholders. As stated in the Exchange Offer, the Registrant may subsequently explore other options for accomplishing the purposes and realizing the benefits that had been the intended purpose of the Exchange Offer. The Registrant will promptly return all shares of Series A Preferred and Original Warrants tendered pursuant to the Exchange Offer.

ITEM 12.  EXHIBITS.

EXHIBIT NO. PER ITEM  CATEGORY PER ITEM
   601 OF REG. S-B     1016 OF REG. M-A   DESCRIPTION
--------------------  ------------------  -----------
       99.1                 (a)(1)        Offering Memorandum, dated May 15, 2003, relating to the
                                          Exchange Offer.*

      99.1.A               (a)(1)(A)       Description of Capital Stock.*

      99.1.B               (a)(1)(B)      Form of Agreement evidencing New Warrants.*

      99.1.C               (a)(1)(C)      Stock Purchase Agreement dated as of February 26, 2003,
                                          between the Company and Marshall Investments, L.P.*

      99.1.D               (a)(1)(D)      Proxy Statement for 2003 Annual Meeting of Shareholders*

      99.1.E               (a)(1)(E)      Annual Report on Form 10-KSB for year ended December 31,
                                          2002*

      99.1.F               (a)(1)(F)      Quarterly Report on Form 10-QSB for period ended March 31,
                                          2003*

      99.1.G               (a)(1)(G)      Current Report on Form 8-K dated April 23, 2003*

      99.1.H               (a)(1)(H)      Current Report on Form 8-K dated May 15, 2003*

      99.1.I               (a)(1)(I)      Letter of Transmittal*

      99.1.J               (a)(1)(J)      Notice of Guaranteed Delivery*

      99.1.K               (a)(1)(K)      Investor Questionnaires*

      99.1.L               (a)(1)(L)      Notice to Holders of Series A Preferred and Original Warrants,
                                          dated June 13, 2003.*

      99.1.M               (a)(1)(M)      Press Release, dated June 27, 2003.*

       99.2                 (d)(1)        Form of Registration Rights Agreement entered into by and
                                          between the Company and each of the holders of Series A
                                          Preferred and Original Warrant agreements who purchased such securities in connection with the first and second private placements of such securities.*

       99.3                 (d)(2)        Form of Registration Rights Agreement entered into by and
                                          between the Company and the holder of Series A Preferred and
                                          Original Warrant agreement who purchased such securities in connection with the third private placement of such securities.*

       99.4                 (d)(3)        Form of Stock Warrant Agreement entered into by and between the Company and each of the holders of Series A Preferred and
                                          Original Warrants in connection with the private placements of such securities.*

       99.5                 (d)(4)        Form of Stock Warrant Agreement entered into by and between the Company and Attkisson Carter & Company, and certain of its employees, as partial consideration for its services as placement agent of the private offerings of Series A Preferred and Original
                                          Warrants.*


EXHIBIT NO. PER ITEM  CATEGORY PER ITEM
   601 OF REG. S-B     1016 OF REG. M-A   DESCRIPTION
--------------------  ------------------  -----------

       99.6                 (d)(5)        Form of Stock Warrant Agreement entered into by and between the Company and each of the Messrs. Richard Parlontieri, Stephen
                                          Gross, Gary Bremer, Richard Carter, Terry Ferrero, G. Webb
                                          Howell, Louis Douglass.*

       99.7                 (d)(6)        Stock Warrant Agreement, by and between the Company and
                                          Neal Boortz.*

       99.8                 (d)(7)        Letter Agreement dated May 13, 2003 between the Company and
                                          Attkisson, Carter & Company concerning fees related to the
                                          Exchange Offer and the transaction with the New Investor.*

       99.9                 (d)(8)        Stock Purchase Agreement dated as of February 26, 2003,
                                          between the Company and Marshall Investments, L.P.
                                          (incorporated by reference to Exhibit 99.1.C hereto.)*

      99.10                 (d)(9)        Stock Purchase Agreement among ebank.com, Inc., Peachtree
                                          Capital Corporation, Caroline O. Harless, and Steven Harless,
                                          dated December 27, 2001. (Incorporated by reference to Exhibit
                                          99.1 to the Company's Form 8-K filed on December 28, 2001, File
                                          No. 000-24043.)*

      99.11                 (d)(10)       Letter Agreement regarding the Closing Date of Stock Purchase
                                          Agreement among ebank.com, Inc., Peachtree Capital
                                          Corporation, Caroline O. Harless, and Steven Harless, dated
                                          December 27, 2001 (Incorporated by reference to Exhibit 2.2 to the Company's Form 10-KSB filed on March 29, 2002, File No.
                                          000-24043.)*

      99.12                 (d)(11)       Stock Purchase Agreement among ebank.com, Inc., Peachtree
                                          Capital Corporation, Caroline O. Harless, and Steven Harless,
                                          dated December 31, 2002 (Incorporated by reference to Exhibit
                                          99.1 to the Company's Form 8-K filed on January 10, 2003, File
                                          No. 000-24043.)*

* Previously filed.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:                    /s/ James L. Box
        ---------------------------------------------------
        James L. Box, President and Chief Executive Officer

Dated:  July 15, 2003